Exhibit 99.2

ASX ANNOUNCEMENT

25 November, 2015

Results from 2015 Annual General Meeting

Melbourne, Australia; 25 November 2015: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) advises that the 2015 Annual General Meeting of shareholders was held at 10.30 am today (Melbourne time).

All seven (7) resolutions that were put before the shareholders were passed on a show of hands.  Details of the proxy votes received by the Company in respect of all seven resolutions is contained in Table 1 to this announcement on the attached page.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Table 1 - Proxy results for 2015 Annual General Meeting

	Manner in which the securityholder directed the proxy vote
Description of Resolution	Votes For	Votes Against	Votes Abstain	Votes Discretionary*
Consideration of financial statements	NO VOTE REQUIRED
1. Adoption of Remuneration Report
Numbers of votes received	20,387,416	3,292,279	17,175	31,874,738
Percentage of votes cast	36.7%	5.9%	0.0%	57.4%
2. Re-election of Dr. Malcom Brandon
Numbers of votes received	39,303,354	3,136,279	12,000	31,874,738
Percentage of votes cast	52.9%	4.2%	0.0%	42.9%
3. Election of Mr. Eutillio Buccilli
Numbers of votes received	39,304,354	3,135,279	12,000	31,874,738
Percentage of votes cast	52.9%	4.2%	0.0%	42.9%
4. Ratification of prior placement of shares to sophisticated investors
Numbers of votes received	38,834,479	3,609,154	8,000	31,874,738
Percentage of votes cast	52.2%	4.9%	0.0%	42.9%
5. Ratification of prior placement of shares to Kentgrove Capital Growth Fund
Numbers of votes received	25,643,179	3,300,454	8,000	31,874,738
Percentage of votes cast	42.2%	5.4%	0.0%	52.4%
6. Refresh of existing Kentgrove standby equity placement facility
Numbers of votes received	25,643,179	3,291,279	17,175	31,874,738
Percentage of votes cast	42.2%	5.4%	0.0%	52.4%
7. Issue of Options to Mr. Eutillio Buccilli
Numbers of votes received	38,782,479	3,661,154	8,000	31,874,738
Percentage of votes cast	52.2%	4.9%	0.0%	42.9%

* Discretionary votes in favour of the Chair of the meeting - voted in favour of the resolution

Note:                  The Company currently has a total of 1,715,282,724 ordinary shares on issue and 3,177 registered shareholders.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040